Exhibit 99.62

29 April 2022

Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs/Mesdames:

Re:	American Lithium Corporation
Change of Auditor Notice dated 2022/04/29

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

cc: The Board of Directors, American Lithium Corporation